FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1         Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2         Date of Material Change

July 29, 2008

Item 3         News Release

The press release attached as Schedule A was released over Canada NewsWire on August 8, 2008.

Item 4         Summary of Material Change

Gammon Gold Confirms Q2 as Another Consecutive Quarter of Record Key Performance Indicators Including Record Production of 71,154 Gold Equivalent Ounces and Operating Cash Flow of $25.3 Million

Item 5         Full Description of Material Change

Gammon Gold Inc. ("Gammon Gold") (TSX:GAM and AMEX:GRS) announces the second quarter unaudited financial results for the three months ended June 30, 2008. All figures reported are in U.S. dollars unless otherwise indicated.

Q2 2008 production and cash flow performance has successfully built on the strong results achieved in Q1 2008 and Gammon is reporting the best ever production and cash flow performance in the history of the company. The strong production continues to drive significantly improved cash flow performance and the strength of the operating cash flow continues to fund 100% of the expansion capital and the newly expanded exploration program. Cash flow performance has been so strong that it has allowed the company to make year to date unscheduled repayments of $8.0 million including the additional $0.9 million repayment in early July and it is now over six months since the Company last made a draw down on its debt facility.

René Marion, Chief Executive Officer of Gammon Gold stated: "We are pleased to report yet another quarter with record achievements. Q2 performance has built on our strong Q1 performance and this quarter over quarter improvement was leveraged by the strong positive momentum we have achieved in executing the first phase of our 3-phase turn around strategy. The first phase of this strategy has resulted in Q2 2008 providing a 48% improvement in production, a 25% decrease in total cash costs, a 132% increase in net earnings per share, a $22.6 million improvement in operating cash flow and an $16.1 million improvement in net free cash flow over Q4 2007 when the turn around strategy was first launched. Our cash flow performance to date has exceeded our internal targets to such a degree that we have been able to fully fund our accelerated one-off maintenance programs, capital project initiatives as well as our significantly expanded exploration program." Mr. Marion continued, "In the coming quarters the Company expects to continue building on the productivity gains we have realized to date, while also turning an increased focus to reducing costs throughout our operations. We are well poised to fully leverage the 2008 capital project initiatives at Ocampo where mill capacity will increase by 65-78% and heap leach capacity will increase by 113-146%. Also noteworthy, additional expansion opportunities are currently being evaluated based on independent consultation that identifies significant expansion opportunities beyond our current 2008 plans that were not considered in the 3-year operational guidance that was issued on March 31, 2008. The execution of our current strategy combined with our significant growth opportunities will position the Company in strong stead to increase shareholder wealth into the future. In light of the current valuation of our stock and industry comparables, we believe that Gammon remains a superior investment that provides value for our shareholders."

Mr. Russell Tremayne, Chief Operating Officer of Gammon Gold stated: "We have made great progress in addressing our productivity challenges over the past 2 quarters such that we are now in a position to direct more focus to cost optimization. At Ocampo, some immediate initiatives are the rapid reduction of the stripping ratio over the next few quarters, full access to 20MW of grid power by mid-2009, the optimization of reagent usage and economy of scale improvements to be realized through the increased mill capacity project. The Mill expansion is anticipated to be completed in the fourth quarter as part of the budgeted 2008 capital expansion program. Additional cost saving strategies will be implemented at El Cubo as well that includes a targeted workforce optimization program, the consolidation of 100% of the processing activity to the stand alone Las Torres mill, the closure of the Tajo mill and the receipt of new underground mining equipment in July that is expected to improve productivity at El Cubo." Mr. Tremayne continued: "The arrival of 18 new pieces of underground equipment at both Ocampo and El Cubo has allowed us to retire some older equipment, improve the availability of the fleet while increasing productivity. In particular the delivery of 2 new scissor lift platforms has allowed us to improve the efficiency of our rock support at Ocampo."

Q2 2008 Highlights

For the three-month period ended June 30, 2008.

  Production of 43,465 gold ounces and 1,445,887 silver ounces, or 71,154 gold equivalent ounces, at a quarterly cash cost per ounce of $505 per gold equivalent ounce, representing a 20% improvement in gold equivalent production and a 28% reduction in total cash costs over Q2 2007. Production and cash costs to date position Gammon well to meet its 2008 guidance

  Revenue from mining operations of $64.6 million compared to $38.4 million in Q2 2007, reflecting a 68% increase in revenue and an average realized quarterly gold price of $897 per ounce and realized silver price of $17.44 per ounce

  Net earnings of $6.5 million or $0.06 per share compared to a net loss of $25.5 million or $0.23 per share in Q2 2007, representing a $32.0 million or 125% improvement over Q2 2007

  Adjusted net earnings of $7.0 million or $0.06 per share compared to an adjusted net loss of $23.5 million or $0.21 per share in Q2 2007, representing a $30.4 million or 130% improvement over Q2 2007

  Cash flow from operations was a positive $25.3 million, as compared to negative cash flow from operations of $17.1 million Q2 2007, representing a $42.4 million or a 248% improvement over Q2 2007

  Positive net free cash flow of $5.3 million as compared to negative net free cash flow of $35.5 million in Q2 2007, representing a $40.8 million or a 115% improvement over Q2 2007

  The Company’s significantly improved cash flow performance enabled it to:

    Make $5.0 million in principal debt repayments during the quarter and a further $0.9 million repayment in early July 2008. To date, a total of $8.0 in debt repayments have been made on the Company’s revolving line of credit debt facility. The Company’s net debt to book equity ratio has been reduced to 3.8%

    Internally fund our expanded $26-29 million exploration program designed to increase resources, convert resources and to potentially increase our production profile

    Internally fund 100% of our year to date 2008 capital expansion projects where the spending profile was more heavily weighted towards the first half of this year

  Our key performance indicators are continually achieving best ever results quarter over quarter, with record tonnes per day being reported in the Open Pit (83,554 tonnes per day), Mill (1,760 tonnes per day – 17% over nameplate capacity) and Heap Leach (8,700 tonnes per day – 9% over nameplate capacity) at Ocampo

  All major new underground production equipment arrived and was commissioned at Ocampo by late June resulting in immediate improvements in underground productivity

  All new underground production mining equipment has arrived at El Cubo which will have a positive impact on production rates through improved availabilities

  All major contracts have been renegotiated or are being renegotiated with suppliers resulting in significant savings going forward

  The Company is making significant progress on the advanced pre-feasibility level scoping study program at our highly prospective exploration property, Guadalupe y Calvo that is designed to convert inferred resources to measured & indicated categories and to look for additional inferred resources. The rate of drilling at Guadalupe y Calvo has already tripled since the start of the drilling campaign where camp facilities are now being established, sample preparation equipment has been ordered and contracts awarded or tendered for components of the scoping study. To date, 82 holes have been completed with assays received on 68 holes with results from 7 more holes in process

  Drilling activities under the expanded exploration program have also commenced at both Ocampo and El Cubo where historically, less than 20% of each property’s land packages have been explored. The focus of this program is to accelerate the development of these highly prospective assets to enhance our reserves and resources and potentially increase our production profile

  The Company announced the appointment of George Elliott to the Board of Directors. Mr. Elliott is a seasoned business leader with 35 years of experience in legal affairs and corporate finance throughout a variety of industries. Most recently, from 2000 to 2007, Mr. Elliott held the roles of Chairman and CEO for Titanium Corporation Inc. Prior to this, Mr. Elliott was senior counsel at the law firm Gowling Lafleur Henderson. Mr. Elliott has also served as an Executive Vice President of MCAP Financial, which manages over C$20 billion in mortgage investments for Canadian financial institutions. Mr. Elliott’s vast business experience will bring considerable strength to Gammon’s Board of Directors. In addition, Mr. Elliott will assume the position of Chair of the Nominating & Corporate Governance Committee

  The Company has appointed Steve Hill, a seasoned executive with over 30 years of mining experience, as General Mine Manager at Ocampo. The Company has also identified a short list of potential Vice President of Exploration candidates for near term appointment. Steve has a strong background in the mining industry and his international experience will further strengthen our management

As provided above, the positive financial results reported for the second quarter represents another consecutive quarter of strong performance.

Six Months ended June 30, 2008 Highlights

For the six-month period ended June 30, 2008.

  Production of 76,564 gold ounces and 2,756,858 silver ounces, or 129,100 gold equivalent ounces, at a cash cost per ounce of $499 per gold equivalent ounce, representing a 5% improvement in gold equivalent production and a 21% reduction in total cash costs per gold equivalent ounce over the same period in 2007. Production and cash costs results to date position the Company to achieve our production guidance and cash costs on an annualized basis without considering the impact of our 2008 budgeted capital expansion projects which will be completed during the fourth quarter

  Revenue from mining operations of $115.9 million compared to $81.9 million for the same period in 2007, reflecting a 42% improvement over Q2 2007 and an average quarterly gold selling price of $905 per ounce and silver selling price of $17.31 per ounce

  Net earnings of $15.0 million or $0.13 per share compared to a net loss of $35.8 million or $0.33 per share for the same period in 2007, representing a $50.8 million or 142% improvement over the same period in 2007

  Adjusted net earnings of $13.6 million or $0.11 per share compared to an adjusted net loss of $30.1 million or $0.28 per share for the same period in 2007, representing a $43.7 million or a 145% improvement

  Cash flow from operations was a positive $39.9 million, as compared to negative cash flow from operations of $26.3 million Q2 2007, representing a $66.2 million or a 252% improvement over Q2 2007

  Positive net free cash flow of $6.9 million as compared to negative net free cash flow of $55.9 million in Q2 2007, representing a $62.8 million or a 112% improvement over Q2 2007

  $30.2 million, or 67-76%, of Ocampo’s $40 to $45 million capital expansion program has been completed including the arrival of primary production equipment for the underground operations. All major capital projects remain on schedule and on budget for 2008

As provided above, the positive financial results reported for the six months ended June 30, 2008 encompasses the two best consecutive quarters of financial performance of the Company in its history to date.

The performance over the past two quarters reflects improved performance at Ocampo as a result of improved mine productivity and underground dilution levels that were implemented as part of the turn around strategy launched in December 2007 and surpasses our internal targets. Improvements in key operational indicators such as daily mill tonnage, heap leach, mining equipment availability, and open pit production achieved in Q1 2008 all continued to improve in Q2 2008. This trend is anticipated to continue in future quarters as productivity initiatives continue to gain further traction.

Summarized Financial and Operating Results

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Gold ounces sold	44,273	31,006	75,728	67,388
Silver ounces sold	1,484,763	1,306,267	2,733,357	2,775,445
Gold equivalent ounces sold(1)	72,694	57,063	127,793	123,368
Gold ounces produced	43,465	32,246	76,564	67,632
Silver ounces produced	1,445,887	1,357,708	2,756,858	2,779,674
Gold equivalent ounces produced(1)	71,154	59,313	129,100	123,459
Revenue from mining operations	$64,550	$38,415	$115,918	$81,915
Net earnings / (loss)	$6,522	($25,488)	$15,011	($35,750)
Net earnings / (loss) per share	$0.06	($0.23)	$0.13	($0.33)
Net earnings / (loss) per share, diluted(2)	$0.05	($0.23)	$0.12	($0.33)
Adj. Net earnings / (loss)(3)	$7,005	($23,489)	$13,600	($30,143)
Adj. Net earnings / (loss) per share(3)	$0.06	($0.21)	$0.11	($0.28)
Cash flows from / (used in) operations	$25,341	($17,064)	$39,894	($26,325)
Net free cash flow(3)	$5,297	($35,494)	$6,889	($55,920)
Total cash costs per gold equivalent ounce(3)	$505	$702	$499	$632

(1)

Gold equivalent ounces are calculated based on actual sales.

(2)

Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis for the three and six months ended June 30, 2007, as all factors were anti-dilutive.

(3)

See the Non-GAAP Measures section of the Q2 2008 Management’s Discussion and Analysis.

"Our three phase turn around strategy was launched in early December after the completion of an operational audit that identified key business critical initiatives. The first element of this turn around strategy focused primarily on improving productivity towards the technical limits of the infrastructure, progress against which has significantly exceeded our internal expectations to date. Now we expect to favourably augment our performance further by directing more focus on cost reduction management. We have identified numerous opportunities to decrease costs that will be underpinned by our ongoing production improvements together with the benefits to be realized from our budgeted 2008 capital expansion investment projects currently underway." stated René Marion, Chief Executive Officer of Gammon Gold.

Scott Perry, Chief Financial Officer of Gammon Gold stated: "Costs in Q1 and Q2 were negatively impacted by a stronger Mexican Peso exchange rate and a number of non-recurring costs associated with the execution of our turn around strategy, our recently implemented long term incentive and retention programs as well as preparations for the rainy season at Ocampo. Despite these additional costs we have reported the Company’s best ever cash flow performance that continues to fully fund our capital expansion projects as well as our exploration program and has allowed us to continue to make unscheduled debt repayments of $8.0 million on our revolving line of credit facility. The operational success we have achieved to date provides us with a strong level of confidence that we will be able to fully fund our 2008 business plan and comfortably achieve our 2008 production and cash cost per ounce targets." Mr. Perry continued: "Net earnings for the quarter were particularly strong coming in line with Q1 performance despite being impacted by an unfavourable $3.7 million swing in foreign exchange gains & losses when compared to our first quarter results."

Looking Forward - Current Opportunities

During the second half of 2008, productivity is expected to continue to improve, driven by a number of key elements primarily focused on our Ocampo operation:

Production

  As of the end of June 2008, all underground production equipment has been received at Ocampo and is now fully commissioned. The Company currently has 9-12 months or 560,000 tonnes of underground ore completely developed to accelerate the planned ramp-up in production

  Key elements of the accelerated maintenance program were largely completed in Q2, positively impacting equipment availability, particularly in the Open Pit and the milling and crushing plants

  As a result of the new pit phasing design, the strip ratio will now decrease rapidly over the next 9-12 months allowing for increased ore production rates from the open pit operations

  By Q4 2008 the Company anticipates completing the expansion of the Mill circuit to 2,400-2,600 tonnes per tonne per day as well as the expansion of the heap leach crushing circuit to 13,000-15,000 tonnes per day, a 114%-132% increase in mill productivity over Q2 2007 and a 65%-91% increase in the crushing circuit productivity over Q2 2007

  At both Ocampo and El Cubo the Company continues to implement optimum mining methods such as longhole mining that should maximize productivity and decrease dilution in the underground operations

  New underground production mining equipment began arriving in July at El Cubo which will have a positive impact on production rates through improved availabilities

  Complete the consolidation of all processing activities to the more efficient and higher capacity Las Torres mill at El Cubo

Costs incurred during the first 6 months of 2008 were impacted by one-off costs related to the turn around strategy launched in December 2007 as the Company addressed productivity and maintenance issues throughout its operations. With these expenditures substantially behind us, a number of costs saving opportunities have been identified:

Costs

  The accelerated maintenance program at Ocampo was largely completed in Q2 2008 that resulted in significantly higher maintenance costs and these additional expenditures will not be incurred in the balance of 2008

  The new pit re-phasing plan will rapidly reduce the strip ratio at the Ocampo open pit that will have an impact on reducing costs for the balance of the year

  All activities relating to the preparation for the rainy season at Ocampo have been completed and no further significant expenditures are expected to be incurred during the balance of 2008

  Optimizing consumables and reagents, such as cyanide are expected to provide an annualized cost saving opportunity of up to $45 per ounce at Ocampo over the next 18 months

  In the second half of 2009 the Company anticipates having access to 20 megawatts of grid power that is expected to provide an additional cost saving opportunity of up to $24 per ounce at Ocampo

  The consolidation of operations and administration to the Los Torres Mill at El Cubo during the second half of 2008 will allow the Company to fully utilize the lower cost Las Torres Mill

  Full commissioning of the 600 metre central haulage level at El Cubo is anticipated by year end which will eliminate the costly surface haulage and improve the efficiency of our underground mining operations

  Labour rationalization as well as general and administrative costs reductions at El Cubo are anticipated to be realized in the second half of 2008

Additional Growth Opportunities – 2009 & Beyond

The Company has identified additional growth opportunities beyond the current 2008 capital expansion plans that have the potential to significantly increase capacity and production profiles over and above the current expansionary plans.

  The Company has launched its expanded exploration program at our highly prospective exploration property, Guadalupe y Calvo that is designed to increase resources and convert inferred resources to measured & indicated. A Scoping Study is expected to be complete by Q1 2009. Pending positive results from the Scoping Study, the Company could have the opportunity to accelerate advancement of this property to production by capitalizing on the availability of the three mills placed on care and maintenance at El Cubo

  The Company is currently reviewing the additional capital expansion opportunities at Ocampo identified by an independent mining consultant firm that indicate significant increases in capacity beyond the current 2008 capital expansion program

Based on the receipt and the Company’s review of the Scoping Study from Guadalupe y Calvo as well as results from the basic engineering studies currently underway at Ocampo, the Company anticipates issuing an updated 3 year operational outlook, by the end of Q1 2009.

Ocampo Capital Project Update

During the first half of 2008, $30.2 million, or 67-76%, of Ocampo’s $40 to $45 million capital expansion program has been completed including the arrival all primary production equipment for the underground operations. All major capital projects remain on schedule and on budget for 2008.

20 Megawatt Grid Power

In partnership with Agnico-Eagle on a 50-50% cost sharing basis, Gammon is contributing $7 million to the construction of a 25 km, 115 Kv power line to bring in full grid power for its Ocampo operations. Contracts have been awarded for power line and substation construction and negotiations for power line right-of-way are nearly completed. Gammon expects to be on-line by the end of the second half of 2009. When the project is completed, lower cost grid power is expected to further reduce production costs by up to $24 per gold equivalent ounce.

Mill Upgrades

Milling of ore in Ocampo uses a dry-stack tailings disposal system utilizing two existing plate-filter lines. As part of a larger project to raise mill production by upwards of 65-78%, a third filter line is being added. The project is currently 50% complete with the filter frame already installed. Commissioning is expected by the fourth quarter of 2008. In order to support an increase in mill production requirements, Gammon is installing additional cyclones, pumps and an oxygen injection plant.

Heap Leach Pad Expansion

As of the end of June 2008, Gammon had completed a lined leach pad expansion on-time and on-budget which will allow for an additional 5 million tonnes of ore to be stacked and leached. A design for additional pad space is underway and construction is anticipated to commence in late 2008.

Mr. Marion added further comments, "Capital projects designed to increase production capacity at Ocampo are well underway and are expected to remain on target and on budget. The increased capacity that we will gain through our expansionary projects, combined with our aggressive cost reduction initiatives will underpin Gammon’s growth strategy going forward. Our strategic activities over the past six months have positioned Gammon to target ongoing improvements throughout our operations in the quarters and years ahead."

Unaudited Financial Statements for the three-months ended June 30, 2008 are attached to this release and are posted on SEDAR at www.sedar.com and on the Company’s website at www.gammongold.com. The Management’s Discussion and Analysis for the three-months ended June 30, 2008 is posted on SEDAR at www.sedar.com and on the Company’s website at www.gammongold.com.

Conference Call and Webcast:

A webcast and conference call will be held on Friday, August 8, 2008 starting at 10:00 am Eastern Time (11:00 am Atlantic Time). Senior management will be on hand to discuss the results.

Conference Call Access:

•     Toll Free: 1-800-762-8795

When the Operator answers please ask to be placed into the Gammon Gold Second Quarter Results Conference Call.

Live Webcast:

The event will be broadcast live on the internet via webcast. To access the webcast please follow the link provided below:
http://w.on24.com/r.htm?e=115156&s=1&k=612D0B17749C728C344923B6AA35599E

Archive Call Access:

If you are unable to attend the conference call, a replay will be available until midnight, Friday, August 15, 2008 by dialing the appropriate number below:

•     Local Toronto Participants: 1-416-640-1917

Passcode: 21279147#

•     North America Toll Free: 1-877-289-8525

Passcode: 21279147#

•     Outside North America: 1-416-640-1917

Passcode: 21279147#

Archive Webcast:

The webcast will be archived for 365-days by following the link provided below: http://w.on24.com/r.htm?e=115156&s=1&k=612D0B17749C728C344923B6AA35599E or via the Company’s website at www.gammongold.com.

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and Form 40-F Report. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding potential mineralization and reserves, including without limitation, statements regarding future cash costs and production at El Cubo and Ocampo and the ability to continue to successfully implement the Company’s turn-around strategy, statements regarding the resource growth potential of Guadalupe y Calvo, statements regarding the company’s ability to continue its improved cash flow performance, the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Ocampo project; the implications of the Mexican Single Rate Tax on future income tax payments; estimates regarding the future costs related to exploration at Ocampo; the nature and availability of additional funding sources; and future plans and objectives of Gammon. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver. These factors are set out in the Company’s Annual Information Form. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

###

Consolidated Balance Sheets
(Unaudited, in thousands of United States dollars)
	June 30	December 31
	2008	2007
ASSETS
Current
Cash and cash equivalents	$8,215	$3,601
Restricted cash	-	108
Receivables
Commodity taxes	13,196	10,240
Trade / other	3,903	1,740
Inventories (Note 6)	61,150	51,586
Prepaids and deposits	3,422	2,250
	89,886	69,525

Deposits on property, plant and equipment	6,522	5,395
Other long-term assets	4,879	192
Mining interests and property, plant and equipment	585,594	572,041
Goodwill	106,799	106,799
	$793,680	$753,952

LIABILITIES
Current
Payables and accruals	$31,227	$17,279
Current portion of long-term debt and capital leases (Note 7)	29,904	33,073
	61,131	50,352

Long-term debt and capital leases (Note 7)	5,992	1,334
Other long-term obligations	326	-
Asset retirement obligations	3,120	2,991
Employee future benefits	4,306	3,746
Future income taxes	112,170	108,879
	187,045	167,302
SHAREHOLDERS’ EQUITY
Capital stock	715,559	699,512
Contributed surplus	31,300	42,373
Deficit	(146,658)	(161,669)
Accumulated other comprehensive income	6,434	6,434
	606,635	586,650
	$793,680	$753,952

Consolidated Statements of Operations and Comprehensive Income / (Loss)
(Unaudited, in thousands of United States dollars except per share data)
	Three months ended		Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Revenue from mining operations	$64,550	$38,415	$115,918	$81,915

Expenses
Production costs, excluding amortization & depletion	36,303	39,714	63,000	77,154
Refining costs	419	372	793	846
General and administrative	7,580	9,732	12,594	13,396
Amortization and depletion	10,529	13,867	20,455	26,473
	54,831	63,685	96,842	117,869

Earnings / (loss) before other items	9,719	(25,270)	19,076	(35,954)

Interest on long-term debt	(347)	(732)	(917)	(3,218)
Foreign exchange (loss) / gain	(329)	(2,128)	3,023	(3,761)
Interest and other income	99	265	173	318
	(577)	(2,595)	2,279	(6,661)

Earnings / (loss) before income taxes	9,142	(27,865)	21,355	(42,615)

Future income tax expense / (recovery)	1,100	(2,377)	3,027	(6,865)
Current tax expense	1,520	-	3,317	-
	2,620	(2,377)	6,344	(6,865)

Net earnings / (loss) and comprehensive income / (loss)	$6,522	$(25,488)	$15,011	$(35,750)

Net earnings / (loss) per share (Note 8)
Basic	$0.06	$(0.23)	$0.13	$(0.33)
Diluted	$0.05	$(0.23)	$0.12	$(0.33)

Weighted average shares outstanding (Note 8)
Basic	118,374,420	112,417,219	118,301,139	108,894,973
Diluted	120,749,503	112,417,219	120,820,514	108,894,973

Consolidated Statements of Cash Flows
(Unaudited, in thousands of United States dollars)
	Three months ended		Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

OPERATING ACTIVITIES
Net earnings / (loss)	$6,522	$(25,488)	$15,011	$(35,750)
Amortization and depletion	10,529	13,867	20,455	26,473
Unrealized foreign exchange loss	2,126	2,291	272	5,446
Stock option expense, net of forfeitures	975	3,776	1,405	4,079
Employee future benefits	223	(1,234)	560	(1,049)
Future income tax expense / (recovery)	1,100	(2,377)	3,027	(6,865)
Other long-term obligations	326	-	326	-
Change in non-cash operating working capital (Note 9)	3,540	(7,899)	(1,162)	(18,659)

	25,341	(17,064)	39,894	(26,325)

INVESTING ACTIVITIES
Increase in deposits on property, plant and equipment	(625)	-	(1,127)	-
Expenditures on mining interests and property, plant and equipment	(20,044)	(18,430)	(33,005)	(29,595)
	(20,669)	(18,430)	(34,132)	(29,595)

FINANCING ACTIVITIES
Repayment of capital lease obligations	(620)	(625)	(1,228)	(1,313)
Proceeds from long-term debt	-	4,195	4,380	6,394
Repayment of long-term debt	(6,035)	(123,892)	(8,170)	(123,892)
Proceeds from equity offering	-	170,284	-	170,284
Proceeds from exercise of options	2,825	15,830	3,762	33,242
	(3,830)	65,792	(1,256)	84,715

Net increase in cash and cash equivalents	842	30,298	4,506	28,795

Cash and cash equivalents, beginning of period	7,373	2,571	3,709	4,074

Cash and cash equivalents, end of period	$8,215	$32,869	$8,215	$32,869

Cash and cash equivalents is comprised of the following:

Cash	$7,315	$32,869	$7,315	$32,869
Temporary investments	900	-	900	-
	$8,215	$32,869	$8,215	$32,869

Item 6         Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7         Omitted Information

Not applicable.

Item 8         Executive Officer

Rene Marion
Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9         Date of Report

August 8, 2008